UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Quigley Corporation

(Name of Issuer)

Common Stock, par value $.0005 per share

(Title of Class of Securities)

74838L304

(CUSIP Number)

Aron Izower
Reed Smith LLP
599 Lexington Ave.
New York, New York 10022
(212) 549-0393

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838L304	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ted Karkus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 620,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 620,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 74838L304	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Burnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,473
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 151,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 74838L304	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John DeShazo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 277,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 74838L304	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis Gleckel, MD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 74838L304	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Leventhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 240,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 74838L304	Page 7 of 10 Pages

This statement on Schedule 13D (the “Statement”) is being filed by Ted Karkus, Mark Burnett, John DeShazo, Louis Gleckel, MD, and Mark Leventhal (together, the “Reporting Persons”).  Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0005 per share (the “Shares”), of The Quigley Corporation, a Nevada Corporation (the “Company”).  The Company’s principal executive offices are located at Kells Building, 621 Shady Retreat Road, P.O. Box 1349, Doylestown, Pennsylvania.

ITEM 2.  IDENTITY AND BACKGROUND

Ted Karkus is the managing member of Forrester Financial, LLC, a management consulting firm.  Mr, Karkus’s business address and the address of Forrester Financial, LLC is 188 Hewlett Neck Road, Woodmere, NY 11598.

Mark Burnett is the Executive Vice President and Chief Financial Officer of MercBloc, LLC, a financial services administrator.  Mr. Burnett’s business address and the address of MercBloc, LLC is 241 East Shore Road, Suite 205, Great Neck, NY 11023.

John DeShazo is the Chief Executive Officer of FBN Construction Company, Inc, a construction company.  Mr. DeShazo’s business address and the address of FBN Construction Company, Inc. is 17 Wolcott Court, Boston, MA 02136.

Louis Gleckel, MD, co-founded ProHealth Care Associates in 1997, a comprehensive state of the art multi-specialty physician group practice with offices in Long Island and Bronx, NY.  He is the Division Chief of Cardiology and Internal Medicine specializing in Preventative Cardiology, Metabolic Syndrome and Internal Medicine with particular emphasis on complications from high risk patients having Diabetes and Heart Disease.  Dr. Gleckel’s business address is c/o ProHealth Care Associates, 2 Ohio Drive, Lake Success, NY 11042.

Mark Leventhal is a private investor in real estate.  Mr. Leventhal’s business address is c/o The Beacon Companies, 50 Federal Street, Boston, MA 02110.

None of the Reporting Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons used personal funds to purchase their Shares.  When originally acquired, each of the Reporting Persons had acquired the Shares subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.  The amount of funds used in prior acquisitions not previously reported on this Schedule is not material.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons have verbally agreed to vote their Shares in support of a proxy in which they are to be nominated as directors of the Company, which, if successful, would result in a change in the present board of directors of the Company.

CUSIP No. 74838L304	Page 8 of 10 Pages

When originally acquired, each of the Reporting Persons had acquired the Shares subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, Ted Karkus is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 620,850 Shares, or approximately 4.8% of the Company’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.  Mr. Karkus disclaims beneficial ownership of 25,850 shares held as trustee for his minor children.

As of the date hereof, Mark Burnett is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 151,473 Shares, or approximately 1.17% of the Company’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.

As of the date hereof, John DeShazo is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 277,000 Shares, or approximately 2.14% of the Company’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.  Mr. DeShazo disclaims beneficial ownership of 41,000 shares held as trustee for his minor children.

As of the date hereof, Louis Gleckel, MD, is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 20,000 Shares, or approximately 0.15% of the Company’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.

As of the date hereof, Mark Leventhal is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 240,000 Shares, or approximately 1.85% of the Company’s Shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.

The percentages calculated pursuant to this Item are based upon an aggregate of 12,908,383 Shares outstanding as of March 6, 2009, as reported by the Company in its annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

Other than as set out below, there have been no transactions in the securities of the Company effected by any Reporting Person in the last 60 days.  Each of the transactions listed below was made through a broker in a market transaction.

CUSIP No. 74838L304	Page 9 of 10 Pages

Reporting Person	Trade Date	Shares Purchased (Sold)	Price Per Share ($)

Mark Burnett	2/9/09	1,000	4.59
Mark Burnett	2/13/09	7,175	4.59
Mark Burnett	2/27/09	1,000	4.24
Mark Burnett	3/2/09	2,500	4.17
Mark Burnett	3/3/09	5,000	4.24
Mark Burnett	3/4/09	400	4.08
Mark Burnett	3/4/09	1,200	4.09
Mark Burnett	3/5/09	4,900	3.99
Mark Burnett	3/6/09	2,500	4.07
Mark Burnett	3/10/09	2,500	4.14
Mark Burnett	3/11/09	2,000	4.01
Mark Burnett	3/12/09	3,345	4.24
Mark Burnett	3/16/09	100	4.16
Mark Burnett	3/19/09	1,000	4.42
Mark Burnett	3/23/09	2,500	4.52
Mark Burnett	3/24/09	1,861	4.53

Mark Leventhal	02/06/09	350	4.51
Mark Leventhal	02/10/09	1800	4.45
Mark Leventhal	02/11/09	1400	4.51
Mark Leventhal	02/19/09	1400	4.15
Mark Leventhal	02/25/09	50	4.35

Except as stated within this Item 5, to the knowledge of each of the Reporting Persons, only such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have verbally agreed to vote their Shares in support of a proxy in which they are to be nominated as directors of the Company, which, if successful, would result in a change in the present board of directors of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 74838L304	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	April 7, 2009	/s/ Ted Karkus
By: Ted Karkus

Dated:	April 7, 2009	/s/ Mark Burnett
By: Mark Burnett

Dated:	April 7, 2009	/s/ John DeShazo
By: John DeShazo

Dated:	April 7, 2009	/s/ Louis Gleckel, MD.
By: Louis Gleckel, M.D.

Dated:	April 7, 2009	/s/ Mark Leventhal
By: Mark Leventhal